June 14, 2007

VIA EDGAR

Mr. William Thompson
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re:   Wisconsin Energy Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 28, 2007
              Form 10-Q for Fiscal Quarter Ended March 31, 2007
              Filed May 7, 2007
              File No. 1-9057

Dear Mr. Thompson:

This letter is in response to your letter dated June 5, 2007, regarding your comments to the above referenced filings. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate your comments and strive for continuous improvement in all of our processes.

Set forth below are the heading and numbered paragraphs from your June 5, 2007 letter, which is immediately followed by our response. As discussed further in our responses, we intend to incorporate our responses prospectively in our quarterly and annual filings for Wisconsin Energy Corporation, and as applicable, for its wholly owned subsidiary, Wisconsin Electric Power Company.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 53

Contractual Obligations/Commercial Commitments, page 59

1.  Please tell us and revise to disclose the nature and amount of long-term liabilities excluded from the table.

     Company Response

We have excluded several long-term liabilities from the Contractual Obligations/Commercial Commitments table on page 59 because we believe that these liabilities do not meet the definition of a contractual obligation or commercial commitment. Significant long-term liabilities that are reflected on our balance sheet but have been appropriately excluded from the table are shown below: (amounts in $ millions)
    Regulatory Liabilities - $1,472 - Represents obligations to ratepayers under Statement 71.

    Pension and OPEB Obligations - $340 combined -- We do not believe that these obligations meet the requirements to be included in the table. However, prospectively, we will disclose material pension and OPEB funding obligations as a footnote to the table.

    Deferred Revenue - $186 -- Represents cash received from customers but the earnings process is not completed.

    Customer Advances for Construction - $113 -- We are not required to refund these advances if the customer does not meet certain performance standards.

In summary, we believe that we have not inappropriately excluded any material amounts from the table, but, prospectively, we will add footnotes to the table that discuss the Pension and OPEB obligations.

Industry Restructuring and Competition, page 76

Electric Transmission and Energy Markets, page 77

2.  With reference to authoritative literature please tell us, and to the extent material please revise to disclose, how you value and account for FTRs.

     Company Response

We have concluded that FTRs meet the definition of a derivative under Statement 133, and we understand the requirement of Statement 133 to report derivative instruments at fair value on the balance sheet. However, we have concluded that the costs to estimate the fair value of the FTRs would exceed the benefits from obtaining such estimated fair values. In addition, we have concluded that the impact of not recording FTRs on our balance sheet is immaterial.

As background, we are allocated FTRs by two regional transmission operators, MISO and PJM. Substantially all of our allocated FTRs are on illiquid paths, meaning that there is not a significant demand for the FTRs and there is not readily available pricing information to determine their fair value. In order for us to estimate the fair value of the FTRs, we would need to hire a consultant who would perform a study to determine the estimated fair value. We do not believe that this would be meaningful information for our investors because we do not normally sell our FTRs since they are needed in the operation of our system as we obtain electricity for our regulated customers.

In addition, we have concluded that if we were to obtain a fair value of our FTRs, they would be immaterial to our balance sheet. As of December 31, 2006, our total assets were approximately $11.1 billion. Based on information from MISO, we believe that our allocated FTRs could be valued as high as $10 million; however, if true, this amount would represent less than 0.1% of our total assets. In addition, we have concluded that FTRs are a component of our regulated fuel costs. As such, if we recorded a value for the FTRs, we would have an offsetting regulatory liability reflecting the regulatory treatment of these items.

We will continue to monitor the markets to see if a fair value for our FTRs evolves, and we will record a fair value for these items if we can determine a reasonable method of obtaining such information. We will also continue to monitor the applicable fuel rules to ensure that the FTRs continue to be part of our regulated fuel costs and will revise our accounting and disclosure as appropriate.

Item 8. Financial Statements and Supplementary Data, page 82

Consolidated Statements of Cash Flows, page 85

3.  Please tell us in detail how you classified cash flows from discontinued operations and the basis in GAAP for each of the classifications. In your response, please specifically address proceeds from sale of discontinued operations disclosed in Note D, the nature of the items included in the "cash from discontinued operations" line item under investing activities and the items included in the "discontinued operations" section of the statement. Please also explain the facts and circumstances that result in a classification other than "discontinued operations" on a basis consistent with the classification of income, gains, losses and impairment charges of discontinued operations in the consolidated income statements. We may have further comment after reviewing your response.

     Company Response

Our Consolidated Statement of Cash Flows that is included in our December 31, 2006 Form 10-K identifies cash flows from continuing operations in the base cash flow statement. We then separately disclose cash flows from discontinued operations on the bottom of the statement. The cash flows from discontinued operations are disclosed on a net basis showing Cash Provided by Operating Activities, Cash Used in Investing Activities and Cash Used in Financing Activities. We believe that this presentation is consistent with paragraph 26 of Statement 95.

26. A statement of cash flows for a period shall report net cash provided or used by operating, investing, and financing activities and the net effect of those flows on cash and cash equivalents during the period in a manner that reconciles beginning and ending cash and cash equivalents. Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories is not required. An enterprise that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected, which may include periods long after sale or liquidation of the operation.

For the year ended December 31, 2004, we have a caption within the Investing Activities section that reports Cash from Discontinued Operations of $32.4 million. This amount represents cash that was recorded on WICOR's books, but was retained by Wisconsin Energy in connection with the WICOR sale. As background, prior to its sale, we reported WICOR's assets (including its cash) as an Asset Held for Sale on our balance sheet. When WICOR was sold, the sales agreement allowed us to retain WICOR's cash. Therefore, the retention of WICOR's cash was shown as "Cash from Discontinued Operations" within the Investing Section of our Consolidated Statements of Cash Flows because the cash was distributed from a discontinued entity to a continuing entity.

With respect to our disclosures of cash flows from discontinued operations, we have interpreted Statement 95 to disclose the cash flows that are contained within the discontinued business. For example, in 2004 we sold our manufacturing business (WICOR) to Pentair. The disclosure of cash flows related to the investing activities of our manufacturing business (part of discontinued operations) included the capital expenditures of that business. We believe that this disclosure complies with Statement 95 and is meaningful and useful to our investors as it identifies the ongoing cash flow uses and sources that are specifically attributable to the discontinued operations.

Our disclosure of Cash Used in Investing Activities of the Discontinued Operations excludes the cash proceeds from the sale of the business as those proceeds were received by the parent (Wisconsin Energy) and not the subsidiary. We believe that this is important as this cash was used by the parent (Wisconsin Energy) to pay down debt at the parent level. We also believe that a reasonable user of the financial statements would understand that, by nature, the sale of an asset is non-recurring, and we have not segregated the cash proceeds that Wisconsin Energy received from the sale of discontinued operations (e.g. the manufacturing business) and the sale of investments (e.g. Guardian Pipeline).

We have tried to make a clear and transparent presentation of our cash flows from investing activities in our MD&A and in the footnotes. In the Business Opportunity paragraph under our Corporate Strategy Heading, on page 41 of the Form 10-K, we disclosed our strategy of "...selling non-core assets...to finance PTF while reducing our debt leverage." In addition, as part of the Investing Activities discussion on page 55 of our MD&A, we identify significant asset sales for each of the three years ended December 31, 2006. Finally, in footnote D, we describe significant asset sales and proceeds related to the sale.

We understand that our practice of excluding the cash proceeds from the sale of the business in our disclosure of cash flows from discontinued operations is inconsistent with the reporting of gains on sales of discontinued operations within the Income Statement; however, we believe that our presentation provides meaningful and useful information to the user of our financial statements. In addition, we believe that this presentation is in compliance with Statement 95.

Notes to Consolidated Financial Statements, page 89

Note D -- Asset Sales, Divestitures and Discontinued Operations, page 97

4.  Please explain to us how you accounted for the transfer of WICOR's ownership interest in Wisconsin Gas through the stock redemption and your basis in GAAP for your accounting treatment. In addition, please explain to us the income tax effects of the transaction.

     Company Response

As background, prior to the sale of WICOR to Pentair, WICOR was a wholly owned subsidiary of Wisconsin Energy. WICOR was a holding company whose two primary assets were WICOR Industries, a holding company that owned pump and water filtration companies, and Wisconsin Gas, a regulated utility. In 2004, Wisconsin Energy made the decision to sell its pump and water filtration business to Pentair. An effective structure to sell this business was to sell the stock of WICOR to Pentair after Wisconsin Gas was transferred from WICOR to Wisconsin Energy. An effective method of transferring Wisconsin Gas from WICOR to Wisconsin Energy was through a partial stock redemption whereby WICOR transferred its interests in Wisconsin Gas to Wisconsin Energy in exchange for a partial redemption of WICOR stock.

Other than the tax entries discussed in the following paragraph, the transfer of WICOR's interest in Wisconsin Gas through the stock redemption had no impact on the consolidated financial statements of Wisconsin Energy. There were a number of inter-company entries that were made related to this transaction; however, all of the inter-company transactions and balances were eliminated in consolidation. The consolidated financial statements of Wisconsin Energy were not impacted by the stock redemption agreement as WICOR and Wisconsin Gas were entities under common control, and the assets and liabilities of Wisconsin Gas were fully consolidated within Wisconsin Energy's consolidated financial statements at the same amounts immediately before and after the stock redemption.

For federal income tax purposes, the stock redemption was treated as a distribution of appreciated property, and WICOR had to pay taxes on the inherent built-in gain to the extent that the fair market value of the distributed assets (Wisconsin Gas net assets) exceeded WICOR's tax basis in those assets under Section 311(b) of the federal tax code. This difference was approximately $305 million, and WICOR paid approximately $106 million in taxes related to this distribution. However, because the distribution was taxable, Wisconsin Gas was able to write-up its net assets to "fair value" for tax purposes. As a result, the tax basis of Wisconsin Gas' net assets increased by approximately $305 million. This increase in tax basis created a deferred tax asset under Statement 109. The deferred tax asset represents tax depreciation in excess of book depreciation over the remainder of the life of Wisconsin Gas' assets. In summary, the tax entries that were recorded that related to this transaction were:

Dr. Deferred Tax Asset	$106 million
Cr. Cash	$106 million

Note I -- Nuclear Operations, page 103

5.  Please explain to us why the Point Beach generating units do not qualify for classification as held for sale. In your response, address the criteria in paragraph 30 of SFAS 144.

     Company Response

When we announced our intention to sell our Point Beach generating units to FPL Energy in December 2006, we reviewed Statement 144 to determine if we should report those assets as "Held for Sale." Paragraph 30 of Statement 144 has six criteria that must be met in order to classify assets as "Held for Sale" and all six criteria must be met. In our review of Statement 144, we did not believe that we met the "probable" criteria under Paragraph 30(d). While we hope that this sale will be consummated, the transaction is subject to the review and approval of various regulatory authorities including the Public Service Commission of Wisconsin (PSCW). We expected that the proposed transaction would be contested by third parties in public hearings and, in fact, such contested hearings are currently underway. The PSCW has the authority to approve the sale, disapprove the sale, or approve the sale with modifications to the Asset Sale Agreement. As a result of the uncertainty surrounding the approval process by third parties, we concluded that we did not meet the "probable" criteria under Paragraph 30 (d) of Statement 144 and did not classify the assets as "Held for Sale." We will continue to monitor the criteria under Statement 144 as we proceed through the regulatory approval process.

6.  As you disclose that the new decommissioning cost study as prepared by an outside consultant was used to estimate your ARO for nuclear decommissioning please name and file the written consent of the outside consultant to whom you refer. Alternatively, please remove the reference to the outside consultant. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

     Company Response

We do not believe that the reference to the outside consultant is the type of reference requiring consent under Section 7(a) of the Securities Act of 1933, and Section 436(b) of Regulation C does not apply. The discussion regarding the decommissioning study is only a description of part of the process undertaken by us to determine the asset retirement obligation associated with our nuclear plant. The reference to the outside consultant in the Form 10-K was to describe that part of the process we undertook, not to state or imply that the outside consultant had reviewed or passed upon the information presented in the Form 10-K nor to state or imply that the decommissioning estimate (or the description in the Form 10-K) was made on the authority of the outside consultant as an expert. For this reason, we also did not provide the name of the outside consultant.

Note J -- Common Equity, page 105

Share-Based Compensation Plans, page 105

7.  Please revise to disclose the total intrinsic value of options exercised, share based liabilities paid and the total fair value of restricted shares vested for each year for which an income statement is provided. Refer to paragraph A240.c.(2) of SFAS 123R. Also disclose the total compensation cost for share-based payment arrangements recognized in income and the total recognized tax benefit related thereto for each year for which an income statement in presented per paragraph A240.g.(1) of SFAS 123R.

     Company Response

In future filings, we will disclose the following additional information in accordance with SFAS 123R.

	Amounts in $ Millions
Stock Options Exercised:	2005	2004
Intrinsic Value	$27.7	$37.6
Estimated Tax Benefits	$11.1	$13.8

On page 108 of the Form 10-K we disclosed the share based liabilities paid of $7.2 million in January 2007. This payment was related to the 2004 plan. No payments were made of share based liabilities during the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Fair Value of Restricted Shares Vested	$0.9	$1.4	$2.9

Restricted Stock Expense Recognized in Income
Expense, net of Tax		$0.7	$0.9
Realized Tax Benefit		$0.5	$0.6

Performance Share Unit Expense Recognized in Income Expense, net of tax		$1.6	$1.2

No tax benefits were realized in 2005 or 2004.

Note O -- Benefits, page 112

8.  Please revise to disclose the net gain or loss and net prior service cost not yet recognized and the amounts to be recognized in the succeeding year. Refer to paragraphs 7.c and 7.d of SFAS 158.

     Company Response

We will include the following disclosures related to our pension and OPEB plans in subsequent filings:

	Amounts in $ Millions
	Pension	OPEB
Unrecognized at Dec. 31, 2006
Net Loss	$326.9	$107.4
Prior Service Cost (credit)	$ 30.3	$ (53.6)

Amounts expected to be recognized during 2007
Net Loss	$ 19.2	$ 7.1
Prior Service Cost (credit)	$ 5.5	$(13.5)

We intend to include this disclosure in subsequent filings.

Form 10-Q for Quarterly Period Ended March 31, 2006

9.  Please address the comments above in future filings as applicable.

     Company Response

We will incorporate our responses to the Staff comments in future filings as applicable.

Given the nature of the proposed changes to our disclosure, we respectfully request that we be permitted to provide such information prospectively in future filings and not be required to amend past filings to include the changes discussed herein.

In addition to the responses above, we also acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at 414.221.2436 or, in my absence, our Vice President and Controller, Steve Dickson, at 414.221.3940.

Sincerely,

/s/ Allen L. Leverett

Allen L. Leverett
Executive Vice President and
Chief Financial Officer